

Mail Stop 6010

November 25, 2008

Via U.S. Mail

Mr. Ralph G. Quinsey
Chief Executive Officer
TriQuint Semiconductor, Inc.
2300 N.E. Brookwood Parkway
Hillsboro, OR   97124

   Re: TriQuint Semiconductor, Inc.
     Form 10-K for the year ended December 31, 2007
     Filed March 11, 2008
     Form 10-Q for the quarter ended June 30, 2008
     File No. 0-22660

Dear Mr. Quinsey:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief